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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED

(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered

N/A	N/A	N/A

*    The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

RICHARD M. KOSNIK, ESQ.
SINA R. HEKMAT, ESQ.
Jones Day
222 East 41st Street
New York, NY 10017

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TABLE OF CONTENTS

SIGNATURES

Exhibit (g)      Semi-Annual Report as of June 30, 2004

Exhibit (h)      Statutes of Landwirtschaftliche Rentenbank of July 15, 2004 (with English translation)

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 as follows:

1.	Exhibit (d) is hereby amended by adding after the fifth paragraph of the section entitled “Landwirtschaftliche Rentenbank – General – Overview” the following new paragraph:

“Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.”

2.	Exhibit (d) is hereby amended by adding after the first sentence of the section entitled “Landwirtschaftliche Rentenbank – Management – Management Board” the following new sentence:

“According to our statutes, the management board is required to deliver to the advisory board on a quarterly basis a written report on the business and financial conditions of Rentenbank.”

3.	Exhibit (d) is hereby amended by replacing the first paragraph of the section entitled “Landwirtschaftliche Rentenbank – Management – Advisory Board” with the following paragraphs:

“The advisory board supervises, and appoints members to and is entitled to remove members from, the management board. It may issue general and specific instructions to the management board. In particular, the advisory board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law.Furthermore, the advisory board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the advisory board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the administrative committee of the advisory board (Verwaltungsausschuss), and the issuance of pension guidelines. The advisory board must meet at least semi-annually.

The advisory board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the advisory board to form an administrative committee concerned with legal and administrative matters, a credit committee concerned with loan and investment matters, an audit committee concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.”

4.	Exhibit (d) is hereby amended by replacing the last paragraph (including the table) of the section entitled “Landwirtschaftliche Rentenbank – Management – Advisory Board” with the following paragraph and table:

On July 15, 2004, the advisory board met, among other things, to elect the remaining three members thereof. The following is a complete list of the members of the current advisory board:

Chairman:	Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Bonn

Deputy Chairman:	Renate Künast, Bundesministerin für Verbraucherschutz, Ernährung und Landwirtschaft, Berlin

Representatives of the not-for-profit agricultural and food organizations:	Präsident Heinz Christian Bär, Hessischer Bauernverband e.V., Friedrichsdorf/Ts.

Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Bonn

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Präsidentin Erika Lenz, Deutscher Landfrauenverband e.V., Bonn

Präsident Norbert Schindler, MdB, Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Mainz

Präsident Otto-Dietrich Steensen, Schleswig-Holsteinischer Bauernverband e.V., Rendsburg

Representative of the not-for-profit Farmers‘ Mutual Savings Institution:	Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Bonn

Representative of the Food Industry:	Dr. Peter Traumann, Vsoritzender des Vorstandes der Bundesvereinigung der Deutschen Ernährungsindustrie e.V., Bonn
State Ministers of Agriculture or their permanent official representatives:(1)

Bavaria:	Josef Miller, Staatsminister für Landwirtschaft und Forsten, München

Brandenburg:	Wolfgang Birthler, Minister für Landwirtschaft, Umweltschutz und Raumordnung des Landes Brandenburg, Potsdam

Freie und Hansestadt Hamburg:	Gunther Bonz, Staatsrat der Behörde für Wirtschaft und Arbeit der Freien und Hansestadt Hamburg, Hamburg

Representative of the not-for-profit Trade Unions	Hans-Joachim Wilms, Stellvertretender Vorsitzender der IG Bauen-Agrar- Umwelt, Berlin

Representative of the Ministry of Consumer Protection, Food and Agriculture:	Ministerialdirigent Herbert Küster, Bundesministerium für Verbraucherschutz, Ernährung und Landwirtschaft, Bonn

Representative of the Ministry of Finance:	Ministerialdirigent Dietrich Jahn, Bundesministerium der Finanzen, Berlin

Elected Specialists:	Dr. Rolf-E. Breuer, Vorsitzender des Aufsichtsrates der Deutschen Bank AG, Frankfurt am Main

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Dr. Ulrich Brixner, Vorsitzender des Vorstandes der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Dr. Dietrich Hoppenstedt, Präsident des Deutschen Sparkassen- und Giroverbandes e.V., Berlin

	(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on our advisory board.”

5.	The exhibit index is hereby amended by adding:

	“(g)	Semi-Annual Report as of June 30, 2004

	(h)	Statutes of Landwirtschaftliche Rentenbank of July 15, 2004 (with English translation)”

6.	Exhibits (g) and (h) attached hereto are hereby inserted following Exhibit (f).

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SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 20th day of August, 2004.

LANDWIRTSCHAFTLICHE RENTENBANK

/s/ Hans Jürgen Ploog
By:
Name: Hans Jürgen Ploog
Title: Member of the Management Board

/s/ Martin Middendorf
By:
Name: Martin Middendorf
Title: Vice President

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EXHIBIT INDEX

Exhibit	Description

(g)	Semi-Annual Report as of June 30, 2004

(h)	Statutes of Landwirtschaftliche Rentenbank of July 15, 2004 (with English translation)

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EXHIBIT (g)

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LANDWIRTSCHAFTLICHE RENTENBANK

SEMI-ANNUAL REPORT AS OF JUNE 30, 2004

     This report presents the unaudited financial results of Landwirtschaftliche Rentenbank for the six month period ending June 30, 2004. The amounts reported represent the most current data available and it is expected that they will remain largely unchanged when final audited financial statements are issued for the fiscal year ending December 31, 2004.

Presentation of Financial and other Information

     In this report, references to “euro”, “EUR” or “€” are to the single currency which was introduced as of January 1, 1999 at the start of the third stage of European economic and monetary union. On August 19, 2004 the noon buying rate for cable transfers in New York City payable in euros was €1.00 = $1.2368.

     In this report, references to “Rentenbank”, “we” or “us” are to Landwirtschaftliche Rentenbank.

Forward-Looking Statements

     This report contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the Federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

Business Trends

     The first half of Rentenbank’s 2004 fiscal year was characterized by a healthy demand for loans and a further improvement in earnings. In the first six months of 2004, new business in medium and long-term promotional lending was once again higher than the same period last year. It was possible once again to increase both net interest income and operating result. Higher lending business, low administrative expenses as well as favorable conditions in the money and capital markets and the continuing high demand for high quality debt instruments contributed to this result. More than half of the total anticipated requirement for medium and long-term issues of between €8 to €10 billion for 2004 has already been placed in the first six months.

New Business

Promotional Lending

     In the first half of 2004, the volume of newly granted medium and long-term promotional loans increased by 12.4% to €3.7 billion, compared to €3.3 billion in the first half of 2003. This was due to the increase in special loans for specific promotional purposes and assistance measures together with standard promotional loans for agriculture and rural areas. Taking into account securitized lending as well as

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prolongations, new business reached €6.4 billion in the first half of 2004, compared to €6.2 billion in the first half of 2003.

     Demand for our special loans reached a double-digit growth rate. For the six month period ending June 30, 2004, we approved special loans amounting to €1,097.6 million, compared to €913.8 million in the first half of 2003, representing a 20.1% increase. Thereof, €734.4 million or 66.9% was allocated to agricultural businesses within the framework of the special loan programs for agriculture and young farmers, compared to €632 million or 69.2% in the first half of 2003.

     In the first half of the current year we were also able to increase new business in financing rural structural development. We approved €287.3 million for this purpose, compared to €245.1 million in the first half of the previous year, representing a 17.2% increase. Due, in particular, to a high demand for the financing of solar power units, it was possible to double new business in our special loan program for village renewal to €75.9 million for the six month period ending June 30, 2004, compared to €36.7 million for the first half of 2003.

     In addition to our special loans for specific promotional purposes and assistance measures, we also offer standard promotional loans for agriculture and rural areas. We approved standard promotional loans for an amount of €2,633.9 million during the first half of 2004, compared to €2,407.2 million for the six month period ending June 30, 2003, an increase of almost 10%. Prolongations and interest rate adjustments relating to medium and long-term lending amounted to €1,371.5 million, compared to €1,374.9 million for the corresponding period during the previous year. Interest rate adjustments with maturities of more than one year amounted to €101.7 million. New business in securitized lending decreased in the first half of the year to an amount of €1,257.4 million, compared to €1,530.7 million in the first half of the previous year.

New Issues

     From the total anticipated requirement for issues with maturities of more than two years of between €8 to €10 billion for 2004, the bank has already been able to raise €5.3 billion in the first half of 2004, compared to €6.1 billion in the first half of 2003. Thereof, €2.9 billion were drawn from the Euro Medium Term Note Programme in the first half of 2004, compared to €4.5 billion in the first half of 2003. The second most important refinancing instrument for maturities of more than two years were issues within the framework of our Australian Dollar Medium Term Note Programme (the “AUD-MTN Programme”). Since March, the Reserve Bank of Australia has accepted Rentenbank debt securities as eligible securities for repos. This increased demand for our debt securities by Australian domestic banks. In the first six months of 2004, we raised €1.1 billion within the AUD-MTN Programme. A further €0.8 billion was raised through a global bond offering registered with the U.S. Securities and Exchange Commission, compared to €1.2 billion raised during the same period in the previous year. With a share of 37.3%, the euro was the currency most used by the Rentenbank, followed by the US dollar with 34.7% and the Australian dollar with 23.6%. Interest rate risks and currency risks were hedged by financial derivatives, primarily swaps.

     The requirement for money-market related refinancing with maturities between one and two years increased to €2.1 billion in the first half of 2004, compared to €0.6 billion in the first half of the previous year. Issues with maturities of less than one year decreased to €7.9 billion, compared to €10.6 billion in the first half of the previous year. The Euro Commercial Paper Programme contributed 93.7% of the funds raised in the money market in the first six months of 2004 amounting to €7.4 billion, compared to €10.0 billion in the first six months of the previous year. Newly raised external funds reached a total of €15.3 billion in the first half of 2004, compared to €17.3 billion in the first half of the previous year.

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Balance Sheet

     At June 30, 2004, total assets reached €80.3 billion, compared to €77.2 billion at June 30, 2003, representing an increase of €3.1 billion or 4%. In accordance with Rentenbank’s particular business structure, amounts due from banks make up the largest item on the asset side of the balance sheet. This item increased by €3.4 billion or 5.8%, to €62.0 billion at June 30, 2004, compared to €58.6 billion at June 30, 2003. The securities portfolio at June 30, 2004 amounted to €16.8 billion remained unchanged when compared to June 30, 2003. Securitized liabilities increased in the first half of 2004 by €5.4 billion to €48.4 billion, compared to €43.0 billion in the first half of the previous year. Liabilities to banks amounted to €24.3 billion at June 30, 2004, compared to €26.8 billion at June 30, 2003. Total capital in the balance sheet (including subordinated liabilities) was reported as €2,379.1 million at June 30, 2004, compared to €2,157.2 million at June 30, 2003, representing a 10.3% increase.

Profit and Loss Account

     Earnings continued to develop favorably in the first half of 2004. Including income from shares, fixed-interest securities and investment holdings, net interest and commission income totaled €107.5 million in the first half of 2004, compared to €95.2 million in the first half of 2003, representing an increase of 12.9%. It was also possible to maintain administrative expenses in the first half of 2004 at the same level as in the first half of 2003, at €17.4 million. The cost-income ratio was reduced further to 16.1% from 18.2% in the first half of 2003. Operating result before risk provisions and net valuation adjustments was increased by €12.2 million or 15.6%, to €90.6 million in the first half of 2004, compared to €78.4 million in the first half of 2003.

Outlook

     We believe the better performance in earnings should continue through the rest of 2004. We therefore expect to achieve results in the fiscal year 2004 comparable to those achieved in the fiscal year 2003. Favorable conditions still exist for continued expansion of our promotional activities. In light of the amount of business transactions concluded since the beginning of the year, we also expect to increase our medium and long-term promotional lending in line with demand throughout the remaining year.

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New Business
	June 30, 2004	June 30, 2003	Change

	(EUR in millions)		(in %)

Promotional loans	3,740	3,328	12.4
thereof:
Standard promotional loans	2,634	2,407	9.4
Special loans	1,098	914	20.1
Other promotional loans incl.
Special Purpose Fund	8	7	14.3
Prolongations	1,372	1,375	-0.2
Securitized lending	1,257	1,531	-17.9
Volume of newly-granted loans
(medium and long-term)	6,369	6,234	2.2
Issue volume	15,265	17,317	-11.8
thereof:
Medium and long-term	5,292	6,113	-13.4
Money-market related	2,108	587	259.1
Short-term	7,865	10,617	-25.9

Selected Balance Sheet Items
	June 30, 2004	June 30, 2003	Change

	(EUR in billions)		(in %)

Total assets	80.3	77.2	4.0
Due from banks	62.0	58.6	5.8
Securities portfolio	16.8	16.8	0.0
Liabilities to banks	24.3	26.8	-9.3
Securitized liabilities	48.4	43.0	12.6

	June 30, 2004	June 30, 2003	Change

	(EUR in millions)		(in %)

Total capital in the balance sheet
(including subordinated liabilities)	2,379	2,157	10.3

Profit and Loss Account
	June 30, 2004	June 30, 2003	Change

	(EUR in millions)		(in %)
			compared to	compared to
			June 30, 2003	6/12ths of the
				2003 figure

Net interest and commission income	107.5	95.2	12.9	10.5
Administrative expenses	17.4	17.4	0.0	-1.1
Operating result (before risk provisions
and net valuation adjustments)	90.6	78.4	15.6	12.0

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EXHIBIT (h)

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Satzung
der Landwirtschaftlichen Rentenbank
in der Fassung vom 15. Juli 2004

I.  Geschäfte der Bank

§ 1

(1) Die Bank führt in Erfüllung ihres Auftrages gemäß § 3 des Gesetzes über die Landwirtschaftliche Rentenbank Fördermaßnahmen für die Landwirtschaft und für den ländlichen Raum insbesondere mittels Finanzierungen durch. Die Bank vergibt ihre Kredite grundsätzlich über andere Banken unabhängig von deren Rechtsform oder Verbandszugehörigkeit.

(2) Neben allgemeinen Förderkrediten für die Landwirtschaft und den ländlichen Raum legt die Bank auch Sonder- und Programmkredite für spezielle Förderzwecke und Hilfsmaßnahmen aus. Die Mittel für Sonderkreditprogramme werden von der Bank bereit gestellt. Die Grundsätze/Richtlinien für Förder-, Sonder- und Programmkredite bedürfen der Zustimmung der Aufsichtsbehörde.

(3) Kredite und andere Finanzierungsformen sind nach vom Verwaltungsrat zu erlassenden allgemeinen Richtlinien für die Kreditgewährung zu vergeben. Diese Richtlinien bedürfen der Zustimmung der Aufsichtsbehörde.

(4) Darlehensforderungen, die zur Deckung von Schuldverschreibungen verwendet werden sollen, müssen den Anforderungen des § 13 des Gesetzes über die Landwirtschaftliche Rentenbank entsprechen.

§ 2

Zur Erfüllung ihrer Aufgaben darf die Bank die Geschäfte und Dienstleistungen betreiben, die mit der Erfüllung ihrer Aufgaben in direktem Zusammenhang stehen. Hierzu gehören insbesondere:

1	.	Ankauf und Verkauf von Forderungen und Wertpapieren,
2	.	Treasury Management und Geschäfte zur Risikosteuerung der Bank,
3	.	Effektenhandel, Einlagengeschäft und Girogeschäft für eigene Rechnung,
4	.	Ausgabe von gedeckten und ungedeckten Schuldverschreibungen auf den Inhaber oder Namen,
5	.	Aufnahme zweckgebundener Darlehen bei zentralen Kreditinstituten, Kapitalsammelstellen und
öffentlichen Stellen,
6	.	Aufnahme sonstiger Darlehen,
7	.	Anlage von Geldern bei öffentlichen und privaten Kreditinstituten,
8	.	Beratung und Dienstleistungen im Zusammenhang mit Fördermaßnahmen.

  II. Organisation und Verwaltung der Bank

1. Der Vorstand

§ 3

(1) Der Vorstand besteht aus mindestens zwei ordentlichen Mitgliedern. Die Vorstandsmitglieder bestimmen im Einvernehmen mit dem Vorsitzenden des Verwaltungsrates ein ordentliches Mitglied zum Sprecher des Vorstandes. Der Verwaltungsrat kann auch einen Vorsitzenden des Vorstandes bestimmen.

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(2) Die Vorstandsmitglieder werden auf Vorschlag des Verwaltungsausschusses vom Verwaltungsrat auf höchstens fünf Jahre bestellt; eine wiederholte Bestellung oder Verlängerung der Amtszeit, jeweils für höchstens fünf Jahre, ist zulässig; sie bedarf eines erneuten Verwaltungsratsbeschlusses, der frühestens ein Jahr vor Ablauf der bisherigen Amtszeit gefasst werden kann. Der Verwaltungsrat kann die Bestellung zum Vorstandsmitglied widerrufen, wenn ein wichtiger Grund vorliegt. Die Bestellung zum Vorstandsmitglied bedarf der Zustimmung der Aufsichtsbehörde. Die Aufsichtsbehörde ist im Vorfeld rechtzeitig über die Einzelheiten der Bestellung zu informieren.

(3) Jede Änderung des Vorstandes hat der Vorstand zur Eintragung in das Handelsregister anzumelden. Die neuen Vorstandsmitglieder haben ihre Namensunterschrift zur Aufbewahrung beim Gericht zu zeichnen.

(4) Der Vorstand führt die Geschäfte der Bank in eigener Verantwortung nach Maßgabe der Gesetze, der Satzung und der Geschäftsordnung des Vorstandes.

(5) Der Vorstand hat den Verwaltungsrat vierteljährlich schriftlich über die Geschäftsentwicklung und die finanzielle Lage der Bank umfassend zu informieren.

(6) Die Gesamtbezüge des einzelnen Vorstandsmitglieds müssen in einem angemessenen Verhältnis zu dessen Aufgaben und zur wirtschaftlichen Lage der Bank stehen. Die Bezüge werden vom Verwaltungsrat auf Vorschlag des Verwaltungsausschusses festgelegt.

(7) Die Vorstandsmitglieder dürfen Nebentätigkeiten, insbesondere Aufsichtsratsmandate außerhalb der Bank, nur mit Zustimmung des Verwaltungsrates übernehmen. Sie dürfen nicht Mitglied des Vorstands oder Geschäftsführer oder persönlich haftender Gesellschafter einer anderen Handelsgesellschaft sein; Ausnahmen bedürfen der Zustimmung der Aufsichtsbehörde.

§ 4

(1) Der Vorstand vertritt die Bank gerichtlich und außergerichtlich. Er darf Handlungsbevollmächtigte und mit Zustimmung des Verwaltungsrates Prokuristen bestellen.

(2) Erklärungen der Bank sind in der Regel schriftlich zu erteilen; sie sind für die Bank verbindlich, wenn sie von zwei Vorstandsmitgliedern oder
von einem Vorstandsmitglied gemeinschaftlich mit einem Prokuristen oder von zwei Prokuristen oder
von einem Vorstandsmitglied oder Prokuristen gemeinschaftlich mit einem
Handlungsbevollmächtigten
abgegeben werden.

(3) Verbindliche Urkunden sind in der Weise zu zeichnen, dass die Vertretungsberechtigten zu dem Namen der Landwirtschaftlichen Rentenbank ihre Unterschrift hinzufügen.

(4) Die mit Datenverarbeitungsanlagen erstellten Verzeichnisse, Abrechnungen, Konten- und Depotauszüge sowie sonstige Mitteilungen sind auch ohne Unterschrift wirksam, wenn ein entsprechender Vermerk angebracht ist.

(5) Für die Wirksamkeit einer an die Bank gerichteten Willenserklärung genügt die Abgabe gegenüber einem Vorstandsmitglied.

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(6) Hinsichtlich der Vertretungsmacht stehen stellvertretende Vorstandsmitglieder den ordentlichen gleich.

(7) Vorstandsmitgliedern gegenüber vertritt der Verwaltungsrat die Bank gerichtlich und außergerichtlich. Rechtsgeschäfte mit dem Vorstand, insbesondere über die Regelung der Bezüge seiner Mitglieder, schließt der Vorsitzende des Verwaltungsrates namens des Verwaltungsrates mit Zustimmung des Verwaltungsausschusses und der Aufsichtsbehörde ab.

2. Der Verwaltungsrat

§ 5

(1) Die Amtsdauer der Mitglieder des Verwaltungsrates mit Ausnahme der in § 7 Absatz 1 Nr. 2 des Gesetzes bezeichneten Vertreter der Länder und dem oder der gemäß § 7 Absatz 1 Nr.4 des Gesetzes in den Verwaltungsrat berufenen Bundesminister / Bundesministerin für Verbraucherschutz, Ernährung und Landwirtschaft endet mit dem Schluss der Anstaltsversammlung, die über die Gewinnverwendung des fünften Jahresabschlusses seit Beginn der Amtsdauer beschließt.

(2) Die Mitglieder des Verwaltungsrates können ihr Amt jederzeit durch Erklärung gegenüber dem Vorsitzenden des Verwaltungsrates niederlegen. Die in § 7 Abs. 1 Nr. 1, 3 und 5 des Gesetzes bezeichneten Mitglieder des Verwaltungsrates können von den zu ihrer Entsendung berufenen Organisationen oder Stellen vorzeitig abberufen werden. Für ausgeschiedene Mitglieder des Verwaltungsrates können Ersatzmitglieder für den Rest der Amtsdauer benannt oder gewählt werden.

(3) Die Namen und Anschriften der nach § 7 Absatz 1 Nr. 1, 3 und 5 des Gesetzes in den Verwaltungsrat entsandten Vertreter sind dem Vorsitzenden des Verwaltungsrates bis spätestens zwei Monate nach der in Abs. 1 bezeichneten Anstaltsversammlung schriftlich mitzuteilen. Dabei soll darauf geachtet werden, dass dem Verwaltungsrat jederzeit Mitglieder angehören, die über die zur ordnungsgemäßen Wahrnehmung der Aufgaben erforderlichen Kenntnisse, Fähigkeiten und fachlichen Erfahrungen verfügen und hinreichend unabhängig sind. Der bisherige Verwaltungsrat führt die Geschäfte bis zum Zusammentritt des neuen Verwaltungsrates weiter.

§ 6

Unter Vorsitz des an Lebensjahren ältesten Verwaltungsratsmitglieds wählt der Verwaltungsrat in seiner konstituierenden Sitzung den Vorsitzenden gemäß § 7 Abs. 2 Satz 1 des Gesetzes für die gesamte Amtsdauer. Scheidet der Vorsitzende des Verwaltungsrates während der Amtszeit aus, so hat der Verwaltungsrat unverzüglich eine Ersatzwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

§ 7

(1) Der Verwaltungsrat versammelt sich an dem bei der Einberufung zu bestimmenden Ort so oft, wie die Geschäfte es erfordern, mindestens jedoch einmal in jedem Halbjahr. Er wird durch den Vorsitzenden, seinen Stellvertreter oder in Ausnahmefällen durch den Vorstand unter Einhaltung einer Frist von mindestens 10 Tagen durch eingeschriebenen Brief einberufen; in dringenden Fällen ist eine Einberufung in geeigneter Weise mit einer Frist von mindestens 3 Tagen zulässig. Der Verwaltungsrat muss unverzüglich einberufen werden, wenn mindestens sechs Mitglieder oder die Aufsichtsbehörde es verlangen. Zu allen Sitzungen des Verwaltungsrates und seiner Ausschüsse ist die Aufsichtsbehörde einzuladen.

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(2) Der Verwaltungsrat ist beschlussfähig, wenn mindestens die Hälfte seiner Mitglieder anwesend ist.

(3) Eine schriftliche oder telekopierte Beschlussfassung oder eine Beschlussfassung mit sonstigen geeigneten Mitteln der Telekommunikation ist insbesondere in eiligen Fällen zulässig, wenn diesem Verfahren kein Mitglied des Verwaltungsrates widerspricht; Absatz 2 gilt sinngemäß.

(4) Der Verwaltungsrat fasst, soweit im Gesetz oder in dieser Satzung nichts anderes bestimmt ist, seine Beschlüsse mit einfacher Stimmenmehrheit. Das gilt auch bei Wahlen. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden des Verwaltungsrates, bei dessen Verhinderung die seines Stellvertreters, den Ausschlag.

(5) Über das Ergebnis der Verhandlungen des Verwaltungsrates ist eine Niederschrift aufzunehmen, die von dem Vorsitzenden und dem Schriftführer, der nicht Mitglied des Verwaltungsrates zu sein braucht, zu unterzeichnen ist.

§ 8

(1) Dem Verwaltungsrat obliegt die laufende Überwachung der Geschäftsführung des Vorstandes (§ 7 Absatz 4 des Gesetzes). Die Mitglieder des Verwaltungsrates sind der Bank für die Erfüllung ihrer Aufgaben entsprechend den Vorschriften für Aufsichtsratsmitglieder von Aktiengesellschaften verantwortlich.

(2) Seine Geschäftsordnung stellt der Verwaltungsrat selbst fest.

§ 9

(1) Der Verwaltungsrat genehmigt den Jahresabschluss.

(2) Der Verwaltungsrat bestimmt den Abschlussprüfer mit Zustimmung der Aufsichtsbehörde.

(3) Der Verwaltungsrat beschließt insbesondere über:

1	.	die Zuführung zur Hauptrücklage und zur Deckungsrücklage;

2	.	die Aufteilung des Bilanzgewinns gemäß § 9 des Gesetzes;

3	.	den Vorschlag an die Anstaltsversammlung über die Gewinnverwendung (§ 7 Absatz 5, 2.
Halbsatz i.V.m. § 9 Absatz 2 des Gesetzes);

4	.	die Entlastung der Mitglieder des Vorstandes;

5	.	die allgemeinen Richtlinien für die Kreditgewährung der Bank;

6	.	die Geschäftsordnungen für sich und die in § 10 genannten Ausschüsse und Beiräte;

7	.	Änderungen der Satzung mit Zweidrittelmehrheit seiner Mitglieder; sie bedürfen der
Genehmigung nach § 7 Absatz 6 des Gesetzes und sind nach deren Vorliegen bekannt zu machen;

8	.	die Corporate Governance-Grundsätze der Bank und deren Umsetzung.

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(4) Der Zustimmung des Verwaltungsrats bedürfen:

1	.	Die Ausgabe von Schuldverschreibungen,

2	.	die Übernahme, Änderung und Aufgabe von Beteiligungen,

3	.	der Erwerb, die Belastung und die Veräußerung von Grundeigentum, abgesehen vom Fall der
Zwangsversteigerung,

4	.	die Bestellung von Prokuristen und der Abschluss von Anstellungsverträgen mit einem
Jahresgehalt, das eine vom Verwaltungsausschuss festgesetzte Höhe übersteigt,

5	.	die Aufstellung von Richtlinien über die Gewährung von Ruhegehältern einschließlich Witwen-
und Waisengeldern.

(5) Jedes Mitglied des Verwaltungsrates ist dem Unternehmensinteresse verpflichtet. Es darf bei seinen Entscheidungen weder persönliche Interessen verfolgen noch Geschäftschancen, die dem Unternehmen zustehen, für sich nutzen.

§ 10

(1) Der Verwaltungsrat kann unter gleichzeitiger Bestimmung ihrer Vorsitzenden Ausschüsse bilden und diesen für bestimmte Gebiete seine Befugnisse ganz oder teilweise übertragen. Mit Ausnahme des in Absatz 5 genannten Fachausschusses dürfen ihnen nur Mitglieder des Verwaltungsrates angehören. § 7 Absätze 2 bis 5 finden entsprechende Anwendung. Zu den Ausschusssitzungen können Sachverständige und Auskunftspersonen zur Beratung über einzelne Gegenstände zugezogen werden.

(2) Für die Behandlung von Rechts- und Verwaltungsangelegenheiten wird ein Verwaltungsausschuss gebildet, der aus dem Vorsitzenden des Verwaltungsrates, seinem Stellvertreter, einem Vertreter des Bundesministeriums der Finanzen und vier weiteren Mitgliedern des Verwaltungsrates besteht.

(3) Für die Behandlung von Kredit- und Beteiligungsangelegenheiten wird ein Kreditausschuss gebildet, der aus dem Vorsitzenden des Verwaltungsrates, einem Vertreter des Bundesministeriums für Verbraucherschutz, Ernährung und Landwirtschaft oder des Bundesministeriums der Finanzen und drei weiteren Mitgliedern des Verwaltungsrates besteht.

(4) Für die Behandlung von Fragen der Rechnungslegung und des Risikomanagements, der erforderlichen Unabhängigkeit des Abschlussprüfers, der Erteilung des Prüfungsauftrags an den Abschlussprüfer, der Bestimmung von Prüfungsschwerpunkten und der Honorarvereinbarung wird ein Bilanzausschuss gebildet, der aus dem Vorsitzenden des Verwaltungsrates, einem Vertreter des Bundesministeriums für Verbraucherschutz, Ernährung und Landwirtschaft oder des Bundesministeriums der Finanzen und fünf weiteren Mitgliedern des Verwaltungsrates besteht. Der Abschlussprüfer nimmt an den Beratungen des Bilanzausschusses über den Jahres- und Konzernabschluss teil und berichtet über die wesentlichen Ergebnisse seiner Prüfung.

(5) Für die Vorbereitung des Vorschlags über die Gewinnverwendung (§ 7 Absatz 5, 2.Halbsatz i. V. m. § 9 Absatz 2 des Gesetzes) beruft der Verwaltungsrat einen Fachausschuss. Dieser besteht aus drei Mitgliedern des Verwaltungsrates, darunter einem Vertreter des Bundesministeriums für Verbraucherschutz, Ernährung und Landwirtschaft und drei Mitgliedern der Anstaltsversammlung. Den Vorsitz führt der Vorsitzende des Verwaltungsrates.

(6) Der Verwaltungsrat kann zu seiner Beratung nach Bedarf Beiräte aus Sachverständigen berufen, die nicht dem Verwaltungsrat anzugehören brauchen.

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(7) Die Ergebnisse von Ausschusssitzungen sind dem Verwaltungsrat bei seiner nächsten Zusammenkunft mitzuteilen.

§ 11

Urkunden und Erklärungen des Verwaltungsrates sind mit dem Namen der Landwirtschaftlichen Rentenbank sowie den Worten „Der Verwaltungsrat“ zu versehen und von dem Vorsitzenden des Verwaltungsrates oder seinem Stellvertreter zu unterzeichnen.

§ 12

(1) Die Vergütung der Verwaltungsratsmitglieder einschließlich der Sitzungsgelder wird durch Beschluss der Anstaltsversammlung festgelegt; der Beschluss bedarf der Zustimmung der Aufsichtsbehörde. Die Vergütung trägt der Verantwortung und dem Tätigkeitsumfang der Verwaltungsratsmitglieder sowie der wirtschaftlichen Lage der Bank Rechnung. Dabei sollen der Vorsitz und der stellvertretende Vorsitz im Verwaltungsrat sowie der Vorsitz und die Mitgliedschaft in den Ausschüssen berücksichtigt werden.

(2) Außerdem werden für die Teilnahme an Sitzungen des Verwaltungsrates sowie seiner Ausschüsse oder Beiräte angemessene Reisekosten vergütet.

3.  Die Anstaltsversammlung

§ 13

(1) Die Amtsdauer der Mitglieder der Anstaltsversammlung endet mit dem Schluss derAnstaltsversammlung, die über die Gewinnverwendung im fünften Jahr seit Beginn ihrer Amtsdauer beschließt. Für Benennung, Ausscheiden und Abberufung der Mitglieder sowie Bestellung von Ersatzmitgliedern gelten § 5 Absätze 2 und 3 entsprechend.

(2) Die Anstaltsversammlung ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder anwesend ist.

§ 14

(1) Die Anstaltsversammlung beschließt über die Gewinnverwendung gemäß § 9 Absatz 2 des Gesetzes. Sie nimmt die Berichte des Vorstandes über die Geschäftstätigkeit der Bank und des Verwaltungsrates über die von ihm gefassten Beschlüsse entgegen und berät die Bank in Fragen der Förderung der Landwirtschaft und des ländlichen Raumes sowie bei allen allgemeinen agrar- und geschäftspolitischen Fragen. Die Unterlagen für ihre Beschlussfassung sind den Mitgliedern der Anstaltsversammlung mit der Einladung zuzustellen.

(2) Zu den Anstaltsversammlungen wird durch den Vorsitzenden des Verwaltungsrates oder seinen Stellvertreter oder durch den Vorstand in deren Auftrag unter Einhaltung einer Frist von mindestens 15 Tagen durch eingeschriebenen Brief eingeladen. Zu allen Anstaltsversammlungen ist die Aufsichtsbehörde einzuladen.

(3) Außerordentliche Anstaltsversammlungen werden auf Beschluss des Verwaltungsrates einberufen. Sie sind ferner einzuberufen, wenn mindestens 15 Mitglieder unter schriftlicher Darlegung der Gründe oder die Aufsichtsbehörde es verlangen.

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§ 15

(1) Den Vorsitz der Anstaltsversammlung führt – ohne Stimmrecht – der Vorsitzende desVerwaltungsrates oder sein Stellvertreter; sind beide nicht anwesend, so eröffnet der an Lebensjahren älteste Teilnehmer die Versammlung und lässt von dieser einen Vorsitzenden wählen.

(2) Die Anstaltsversammlung fasst ihre Beschlüsse mit einfacher Mehrheit der bei der Abstimmung anwesenden Mitglieder. Im Falle der Stimmengleichheit gilt ein Antrag als abgelehnt.

(3) Über das Ergebnis der Verhandlungen der Anstaltsversammlung ist eine Niederschrift aufzunehmen, die von dem Vorsitzenden, einem Mitglied der Anstaltsversammlung und dem Schriftführer, der nicht Mitglied der Anstaltsversammlung zu sein braucht, zu unterzeichnen ist.

§ 16

Für die Teilnahme an Sitzungen der Anstaltsversammlung werden angemessene Reisekosten vergütet. Die Höhe eines Sitzungsgeldes legt der Verwaltungsrat mit Zustimmung der Aufsichtsbehörde fest.

III.  Allgemeine Bestimmungen

§ 17

Das Geschäftsjahr ist das Kalenderjahr.

§ 18

Das Dienstsiegel der Landwirtschaftlichen Rentenbank (§ 12 des Gesetzes) zeigt ein Ährenbündel mit einer den Namen und den Ort des Sitzes der Bank enthaltenden Umschrift. Das von der Landwirtschaftlichen Rentenbank jeweils geführte Dienstsiegel ist zu veröffentlichen.

§ 19

Die in dieser Satzung vorgeschriebenen Bekanntmachungen der Landwirtschaftlichen Rentenbank sind in dem Bundesanzeiger zu veröffentlichen.

§ 20

Die Satzung tritt mit ihrer Genehmigung durch die Aufsichtsbehörde in Kraft.

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Statutes of
Landwirtschaftliche Rentenbank
Passed by the Advisory Board on July 15, 2004
Approved by the Supervisory Authority on July 26, 2004

I. Business of the Bank

Section 1

(1) In order to fulfil its tasks as set out in Section 3 of the Law Governing LandwirtschaftlicheRentenbank (the “Law”), the Bank implements promotional measures for agriculture and for rural areas in particular through financial instruments. In principle, the Bank provides loans through other banks irrespective of their legal form or association membership.

(2) In addition to standard promotional loans for agriculture and rural areas, the Bank grants special and programme loans for specific promotional purposes and assistance measures. The funds for special loan programmes are provided by the Bank. The principles/guidelines for promotional loans, special and programme loans shall be approved by the Supervisory Authority.

(3) Loans and other types of financial instruments shall be granted in accordance with the general guidelines for the granting of loans to be passed by the Advisory Board. These guidelines shall be approved by the Supervisory Authority.

(4) Debt used to cover bonds shall comply with the requirements set out in Section 13 of the Law.

Section 2

In order to fulfil its tasks, the Bank may carry out operations and provide services directly connected with the performance of its tasks. This includes in particular:

1.	purchase and sale of debt and securities;
2.	treasury management and transactions for risk management purposes of the Bank;
3.	securities trading, deposit and giro business for its own account;
4.	issue of covered and unsecured bonds in bearer or registered form;
5.	raising of funds earmarked for specific purposes with central credit institutions, capital collection funds and public authorities;
6.	raising of other types of loans;
7.	investment of funds with public and private credit institutions;
8.	advice and services in connection with promotional measures.

II.  Organisation and Administration of the Bank

1. The Board of Managing Directors

Section 3

(1) The Board of Managing Directors consists of at least two ordinary members. In concert with the Chairman of the Advisory Board, the members of the Board of Managing Directors may appoint an ordinary member as Spokesman of the Board of Managing Directors. The Advisory Board may also appoint a Chairman of the Board of Managing Directors.

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(2) Upon the proposal of the Administrative Committee, the members of the Board of Managing Directors shall be appointed for a maximum term of five years; they may be re-appointed or their term of office may be extended by a maximum of five years; this requires another resolution by the Advisory Board which may be passed no sooner than one year prior to the termination of the respective term of office. The Advisory Board may revoke the appointment for good cause. The appointment as a member of the Board of Managing Directors shall be approved by the Supervisory Authority. The Supervisory Authority shall be informed in advance about the details of the appointment.

(3) Any change to the Board of Managing Directors shall be filed by the Board of Managing Directors for entry in the commercial register (Handelsregister). Newly appointed members of the Board of Managing Directors shall lodge their signatures with the court.

(4) The Board of Managing Directors shall carry out the Bank’s business at its own responsibility according to the laws, the Statutes and the board’s rules of procedure.

(5) The Board of Managing Directors shall quarterly inform the Advisory Board in writing about the business development and the Bank’s financial position in comprehensive form.

(6) The total remuneration of the individual members of the Board of Managing Directors shall be in line with their functions and the Bank’s financial position. The remuneration amounts shall be set by the Advisory Board upon the proposal of the Administrative Committee.

(7) The members of the Board of Managing Directors may accept no secondary activities, in particular no mandate on a supervisory board outside the Bank, without the approval of the Advisory Board. They may not be member of the board or manager or personally liable partner of any other commercial corporation; exceptions shall require the approval of the Supervisory Authority.

Section 4

(1) The Board of Managing Directors represents the Bank in court and extrajudicially. It may appoint authorised signatories (Handlungsbevollmächtigte) and, with the approval of the Advisory Board, authorised officers (Prokuristen).

(2) Declarations by the Bank are to be issued in writing as a rule; they will be binding for the Bank where they are issued by two members of the Board of Managing Directors; or
by a member of the Board of Managing Directors together with an authorised officer; or
by two authorised officers; or
by a member of the Board of Managing Directors/an authorised officer together with an authorised signatory.

(3) Binding documents shall be signed in such a way that the authorised representatives add their signature to the name of Landwirtschaftliche Rentenbank.

(4) Account, deposit and other statements generated by EDP as well as other notices will be valid even without a signature provided that this is supported by a corresponding note.

(5) For the validity of a declaration of intent addressed to the Bank, the submission to a member of the Board of Managing Directors shall suffice.

(6) Deputy members of the Board of Managing Directors shall have the same representative authority as ordinary members.

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(7)  The Advisory Board shall represent the Bank in court and extrajudicially towards members of the Board of Managing Directors. The Chairman of the Advisory Board will conclude legal transactions with the Board of Managing Directors, in particular regarding remuneration arrangements, on behalf of the Advisory Board with the approval of the Administrative Committee and the Supervisory Authority.

2. The Advisory Board

Section 5

(1) With the exception of the representatives of the federal states specified in Section 7 para. 2 No. 2 of the Law and the Federal Minister of Consumer Protection, Food and Agriculture appointed to the Advisory Board pursuant to Section 7 para. 1 No. 4, the term of the members of the Advisory Board shall end at the close of the General Meeting which passes the resolution on the appropriation of profits of the fifth annual accounts since the commencement of the term.

(2) The members of the Advisory Board may resign from office at any time by declaration addressed to the Chairman of the Advisory Board. Members of the Advisory Board specified in Section 7 para. 1 No.1, 3 and 5 of the Law may be recalled early by the delegating organisations or authorities. Substitute members may be appointed or elected for the remaining term of office of the members leaving the Advisory Board.

(3) The names and addresses of the representatives delegated to the Advisory Board pursuant to Section 7 para. 1 No. 1, 3 and 5 of the Law shall be reported to the Chairman of the Advisory Board in writing no later than two months after the assembly of the General Meeting specified in para. 1. Attention is to be given to the fact that members belonging to the Advisory Board have the necessary knowledge, ability and professional experience for the proper performance of the tasks and are sufficiently independent at all times. The previous Advisory Board shall continue to manage the Bank’s affairs until the assembly of the new Advisory Board.

Section 6

Under the chairmanship of the oldest member of the Advisory Board, the Advisory Board shall elect a Chairman in its constituent assembly for the entire term pursuant to Section 7 para. 2 Clause 1. In the case the Chairman leaves office during this term the Advisory Board shall immediately carry out substitute elections for the remaining term.

Section 7

(1) The Advisory Board shall convene at a venue to be determined upon convocation as often as business requires but at least once in each half of the year. The Chairman, his Deputy or in exceptional cases the Board of Managing Directors shall convoke the Advisory Board by registered letter within a period of at least 10 days; in urgent cases convocation is admissible in a proper way within a period of 3 days. The Advisory Board shall be convoked immediately if requested by at least six members or the Supervisory Authority. The Supervisory Authority shall be invited to all meetings of the Advisory Board and its committees.

(2) The Advisory Board constitutes a quorum where at least half of its members are present.

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(3) A written resolution or one sent by fax or a resolution sent by using other appropriate means of telecommunication will be admissible in particular in urgent cases where no member of the Advisory Board objects to this procedure; para. 2 shall apply accordingly.

(4) Unless otherwise stipulated by the Law or in these Statutes, the Advisory Board passes its resolutions with a simple majority of votes. This shall also apply to elections. In the case of parity of votes, the ballot of the Chairman of the Advisory Board and where he is prevented that of his Deputy shall be decisive.

(5) Minutes shall be taken of the results of the meeting of the Advisory Board and be signed by the Chairman and the recorder who need not be a member of the Advisory Board.

Section 8

(1) The Advisory Board shall be responsible for the supervision of business conducted by the Board of Managing Directors on an ongoing basis (Section 7 para. 4 of the Law). The members of the Advisory Board are responsible to the Bank for the performance of their functions in accordance with the regulations for members of the supervisory board of stock corporations (Aktiengesellschaften).

(2) The Advisory Board shall adopt its own rules of procedure.

Section 9

(1) The Advisory Board shall approve the annual accounts.

(2) The Advisory Board shall determine the auditor with the approval of the Supervisory Authority.

(3) The Advisory Board shall pass resolutions in particular on:

1.	the allocation to the principal reserve and the guarantee reserve;
2.	the appropriation of the net profit for the year pursuant to Section 9 of the Law;
3.	the proposal to the General Meeting on the appropriation of profits (Section 7 para 5, 2. half clause in connection with Section 9 para. 2 of the Law);
4.	the formal approval of the conduct of business by the members of the Board of Managing Directors;
5.	the general guidelines for the Bank’s granting of loans;
6.	the internal rules of procedure for itself and for the committees and advisory bodies specified in Section 10;
7.	amendments to the Statutes with a two thirds majority of votes of its members; they shall be approved pursuant to Section 7 para. 6 of the Law and shall be announced after their approval;
8.	the corporate governance principles of the Bank and their implementation.

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(4) The following shall require the approval of the Advisory Board:

1.	the issue of bonds;
2.	the purchase, rearrangement and sale of investment holdings;
3.	the purchase, encumbrance and sale of real estate except in the case of forced auction;
4.	the appointment of authorised officers (Prokuristen) and the conclusion of employment contracts with an annual salary exceeding the amount stipulated by the Administrative Committee;
5.	the stipulation of guidelines on the granting of retirement pensions including widow’s and orphans’ pensions.

(5) Each member of the Advisory Board shall observe the interests of the Bank. With his decisions a member may not pursue personal interests or take personal advantage of the Bank’s business opportunities.

Section 10

(1) The Advisory Board may form committees and at the same time appoint their chairmen and wholly or partially assign its authority for specific areas to these committees. With the exception of the Expert Committee specified in para. 5, only members of the Advisory Board may belong to them. Section 7 paras. 2 - 5 shall apply accordingly. Experts and advisers may be consulted for advice on individual items in the committee meetings.

(2) An Administrative Committee consisting of the Chairman of the Advisory Board, his Deputy, a representative of the Federal Ministry of Finance and four additional members of the Advisory Board shall be formed for handling legal and administrative affairs.

(3) A Credit Committee consisting of the Chairman of the Advisory Board, a representative of the Federal Ministry of Consumer Protection, Food and Agriculture or of the Federal Ministry of Finance and three additional members of the Advisory Board shall be formed for handling credit and investment holdings matters.

(4) An Audit Committee consisting of the Chairman of the Advisory Board, a representative of the Federal Ministry of Consumer Protection, Food and Agriculture or the Federal Ministry of Finance and five additional members of the Advisory Board shall be formed for handling matters of accounting and risk management, the necessary independence of the auditor, awarding of the audit assignment, determination of the main areas of the audit and agreement on remuneration. The auditor participates in the meetings of the Audit Committee on the annual accounts and consolidated annual accounts and reports the essential results of his audit.

(5) The Advisory Board shall form an Expert Committee for the preparation of the proposal on the appropriation of profits (Section 7 para. 5, 2nd half clause in association with Section 9 para. 2 of the Law). It shall consist of three members of the Advisory Board including a representative of the Federal Ministry of Consumer Protection, Food and Agriculture and three members of the General Meeting. Chairman of the Expert Committee shall be the Chairman of the Advisory Board.

(6) Where required, the Advisory Board may form advisory bodies consisting of experts who need not be members of the Advisory Board.

(7) The results of the committee meetings shall be reported to the Advisory Board at its next assembly.

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 Section 11

Documents and declarations by the Advisory Board shall bear the name of Landwirtschaftliche Rentenbank and the words “The Advisory Board“ (“Der Verwaltungsrat”) and are to be signed by the Chairman of the Advisory Board or his Deputy.

Section 12

(1) Remuneration of the members of the Advisory Board including remuneration for attendance at meetings shall be set in a resolution by the General Meeting; the resolution shall be approved by the Supervisory Authority. The remuneration shall account for the responsibility and scope of functions of the members of the Advisory Board and the Bank’s financial position. Chairmanship and deputy chairmanship in the Advisory Board and chairmanship and membership in the committees are to be taken into account.

(2) In addition, adequate travel expenses shall be reimbursed for the attendance at meetings of the Advisory Board and of its committees or advisory bodies.

3. The General Meeting

Section 13

(1) The term of office of the members of the General Meeting shall end at the close of the General Meeting which passes the resolution on the appropriation of profits of the fifth annual accounts since the commencement of the term. Section 5 paras. 2-3 shall apply accordingly to the appointment, resignation and dismissal of members as well as to the appointment of substitute members of the General Meeting.

(2) The General Meeting constitutes a quorum where at least half of its members is present.

Section 14

(1) The General Meeting shall pass the resolution on the appropriation of profits in accordance with Section 9 para. 2 of the Law. It shall receive the reports by the Board of Managing Directors regarding the Bank’s business activities and by the Advisory Board regarding the resolutions taken by it and shall advise the Bank on matters regarding the promotion of agriculture and rural areas and on general issues related to agriculture and business policy. Documents necessary for preparing the resolution are to be sent to the members of the General Meeting together with the invitation.

(2) The Chairman of the Advisory Board or his Deputy or the Board of Managing Directors on their behalf shall invite to the assemblies of the General Meeting by registered letter observing a period of at least 15 days. The Supervisory Authority shall be invited to all assemblies of the General Meeting.

(3) Extraordinary assemblies of the General Meeting shall be convoked upon resolution of the Advisory Board. Moreover, they shall be convoked where requested by at least 15 members of the Supervisory Board presenting reasons for their request in writing.

Section 15

(1) The Chairman of the Advisory Board or his Deputy shall preside over the General Meeting without having a voting right; where both are absent, the oldest participant shall inaugurate the meeting and have a chairman elected.

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(2) The General Meeting shall pass its resolutions with the simple majority of the members present upon voting. In the case of a parity of votes, the motion shall be regarded as rejected.

(3) Minutes shall be taken of the results of each assembly of the General Meeting which shall be signed by the Chairman, a member of the General Meeting and the recorder who need not be a member of the General Meeting.

Section 16

Adequate travel expenses shall be reimbursed for the attendance at assemblies of the General Meeting. The amount of the attendance remuneration shall be stipulated by the Advisory Board with the approval of the Supervisory Authority.

III.  General Provisions

Section 17

The business year is equivalent to the calendar year.

Section 18

The official seal of Landwirtschaftliche Rentenbank (Section 12 of the Law) shows a bundle of ears of grain with an inscription with the name and the registered seat of the Bank. The official seal of Landwirtschaftliche Rentenbank shall be published.

Section 19

Announcements of Landwirtschaftliche Rentenbank to be made in accordance with these Statutes are to be published in the Federal Gazette (Bundesanzeiger).

Section 20

The Statutes shall come into force upon approval by the Supervisory Authority.

(Only the German original text of these Statutes is binding)